Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

/C O R R E C T I O N -- Grupo Aeroportuario del Sureste, S.A.B. de C.V./

In the news release, ASUR Announces Total Passenger Traffic for May 2024, issued 06-Jun-2024 by Grupo Aeroportuario del Sureste, S.A.B. de C.V. over PR Newswire, we are advised by the company that year-to-date 2023 figures for international traffic across all Mexican airports, total traffic in Mexico and total Company traffic were inadvertently stated incorrectly and should have been 9,909,231, 18,220,179 and 29,273,525 passengers, respectively instead of 8,814,527, 17,125,475 and 28,178,820 passengers, respectively as originally stated. As a result, international and total traffic in Mexico and total Company traffic from January to May 2024 increased year-on-year by 5.6%, 0.6%, and 3.2%, respectively, instead of 18.7%, 7.0%, and 7.2% as originally indicated. All other passenger traffic figures and comparisons remained unchanged. The complete, corrected release follows:

ASUR Announces Total Passenger Traffic for May 2024

Passenger traffic increased year-on-year by 20.2% in Colombia, 4.3% in Puerto Rico and declined 3.0% in Mexico

Mexico City, June 6, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for May 2024 reached a total of 5.8 million passengers, representing an increase of 3.0% compared to May 2023.

Passenger traffic presented year-on-year increases of 20.2% in Colombia and 4.3% in Puerto Rico while traffic in Mexico declined 3.0%. Passenger traffic growth in Colombia was driven by increases of 30.1% in international traffic and 17.8% in domestic traffic. Puerto Rico also reported growth in both domestic and international traffic, up 3.1% and 15.4%, respectively. Mexico, however, presented declines of 4.6% and 1.3% in domestic and international traffic, respectively.

All figures in this statement reflect comparisons between the period from May 1 to May 31, 2024 and from May 1 to May 31, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary

	May		% Chg	Year to date
	2023	2024		2023	2024	% Chg
Mexico	3,444,746	3,341,200	(3.0)	18,220,179	18,332,807	0.6
Domestic Traffic	1,764,993	1,683,397	(4.6)	8,310,948	7,872,298	(5.3)
International Traffic	1,679,753	1,657,803	(1.3)	9,909,231	10,460,509	5.6
San Juan, Puerto Rico	1,089,726	1,136,672	4.3	4,942,566	5,433,398	9.9
Domestic Traffic	982,486	1,012,936	3.1	4,470,821	4,875,194	9.0
International Traffic	107,240	123,736	15.4	471,745	558,204	18.3
Colombia	1,141,261	1,371,343	20.2	6,110,779	6,454,261	5.6
Domestic Traffic	920,223	1,083,874	17.8	4,968,277	5,060,109	1.8
International Traffic	221,038	287,469	30.1	1,142,502	1,394,152	22.0
Total Traffic	5,675,733	5,849,215	3.1	29,273,524	30,220,466	3.2
Domestic Traffic	3,667,702	3,780,207	3.1	17,750,046	17,807,601	0.3
International Traffic	2,008,031	2,069,008	3.0	11,523,478	12,412,865	7.7

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Mexico Passenger Traffic

		May			Year to date
		2023	2024	% Chg	2023	2024	% Chg
Domestic Traffic		1,764,993	1,683,397	(4.6)	8,310,948	7,872,298	(5.3)
CUN	Cancun	1,029,493	878,015	(14.7)	4,618,895	3,994,182	(13.5)
CZM	Cozumel	14,706	21,448	45.8	60,941	98,582	61.8
HUX	Huatulco	69,341	61,617	(11.1)	359,224	295,473	(17.7)
MID	Merida	266,946	264,893	(0.8)	1,356,104	1,329,587	(2.0)
MTT	Minatitlan	11,444	13,817	20.7	47,663	53,858	13.0
OAX	Oaxaca	101,994	124,267	21.8	552,545	623,940	12.9
TAP	Tapachula	40,995	52,097	27.1	205,617	252,268	22.7
VER	Veracruz	125,495	136,378	8.7	589,722	619,996	5.1
VSA	Villahermosa	104,579	130,865	25.1	520,237	604,412	16.2
International Traffic		1,679,753	1,657,803	(1.3)	9,909,231	10,460,509	5.6
CUN	Cancun	1,597,328	1,560,736	(2.3)	9,318,018	9,767,506	4.8
CZM	Cozumel	31,061	35,188	13.3	228,742	271,993	18.9
HUX	Huatulco	1,574	2,266	44.0	72,864	97,245	33.5
MID	Merida	23,778	26,342	10.8	144,157	157,169	9.0
MTT	Minatitlan	655	574	(12.4)	3,310	2,709	(18.2)
OAX	Oaxaca	14,958	17,717	18.4	85,060	92,634	8.9
TAP	Tapachula	1,040	792	(23.8)	8,065	5,381	(33.3)
VER	Veracruz	7,353	10,931	48.7	38,177	51,395	34.6
VSA	Villahermosa	2,006	3,257	62.4	10,838	14,477	33.6
Traffic Total Mexico		3,444,746	3,341,200	(3.0)	18,220,179	18,332,807	0.6
CUN	Cancun	2,626,821	2,438,751	(7.2)	13,761,688	(1.3)	6.4
CZM	Cozumel	45,767	56,636	23.7	370,575	27.9	36.5
HUX	Huatulco	70,915	63,883	(9.9)	392,718	(9.1)	(5.1)
MID	Merida	290,724	291,235	0.2	1,486,756	(0.9)	1.9
MTT	Minatitlan	12,099	14,391	18.9	56,567	11.0	8.7
OAX	Oaxaca	116,952	141,984	21.4	716,574	12.4	14.0
TAP	Tapachula	42,035	52,889	25.8	257,649	20.6	22.2
VER	Veracruz	132,848	147,309	10.9	671,391	6.9	7.3
VSA	Villahermosa	106,585	134,122	25.8	618,889	16.5	16.5

US Passenger Traffic, San Juan Airport (LMM)

	May			Year to date
	2023	2024	% Chg	2023	2024	% Chg
SJU Total	1,089,726	1,136,672	4.3	4,942,566	5,433,398	9.9
Domestic Traffic	982,486	1,012,936	3.1	4,470,821	4,875,194	9.0
International Traffic	107,240	123,736	15.4	471,745	558,204	18.3

Colombia Passenger Traffic Airplan

		May			Year to date
		2023	2024	% Chg	2023	2024	% Chg
Domestic Traffic		920,223	1,083,874	17.8	4,968,277	5,060,109	1.8
MDE	Rionegro	683,098	814,672	19.3	3,727,748	3,738,821	0.3
EOH	Medellin	96,933	102,058	5.3	465,666	502,468	7.9
MTR	Monteria	93,357	120,005	28.5	542,893	596,173	9.8
APO	Carepa	17,337	16,185	(6.6)	83,175	73,094	(12.1)
UIB	Quibdo	27,693	28,377	2.5	138,685	136,485	(1.6)
CZU	Corozal	1,805	2,577	42.8	10,110	13,068	29.3
International Traffic		221,038	287,469	30.1	1,142,502	1,394,152	22.0
MDE	Rionegro	221,038	287,469	30.1	1,142,502	1,394,152	22.0
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,141,261	1,371,343	20.2	6,110,779	6,454,261	5.6
MDE	Rionegro	904,136	1,102,141	21.9	4,870,250	5,132,973	5.4
EOH	Medellin	96,933	102,058	5.3	465,666	502,468	7.9
MTR	Monteria	93,357	120,005	28.5	542,893	596,173	9.8
APO	Carepa	17,337	16,185	(6.6)	83,175	73,094	(12.1)
UIB	Quibdo	27,693	28,377	2.5	138,685	136,485	(1.6)
CZU	Corozal	1,805	2,577	42.8	10,110	13,068	29.3

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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